[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]




May 29, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Jackson National Separate Account - I
         File Nos.:   333-70472 and 811-08664

Dear Commissioners:

Today's filing for the above registrant, pursuant to Rule 485(b) under the Securities Act of 1933, is to designate a new effective date, June 28, 2008, for Post-Effective Amendment No. 51. We are making today's filing pursuant to Securities Act Rule 485(b)(1)(iii).

If you have any questions, please call me at (517) 367-3835. Thank you.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel